SEC
Mail Processing
Section

FEB 17 2012

Washington, DC
123

SE 12010824 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-16994

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Warren G. Towne

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

595 Sunset Lane
(No. and Street)

Fond du Lac (City) Wisconsin (State) 54935 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Warren G. Towne (920) 921-6595
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raymond C. Ladd, C.P.A.
(Name – *if individual, state last, first, middle name*)

225 E. Fairmount Ave. (Address) Milwaukee (City) Wisconsin (State) 53217 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Warren G. Towne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Warren G. Towne, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

WENDY JO GODDEN NOTARY PUBLIC STATE OF WISCONSIN

Warren G. Towne
Signature

Sole Proprietor
Title

Wendy Jo Godden
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

RAYMOND C. LADD, C.P.A.

February 4, 2012

INDEPENDENT AUDITORS' REPORT

Warren G. Towne, Sole Proprietor
595 Sunset Lane
Fond du Lac, Wisconsin

We have examined the accompanying statement of financial condition of Warren G. Towne, Sole Proprietor as of December 31, 2011, and the related statements of income, ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Warren G. Towne. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2011 financial statements referred to above present fairly, in all material respects, the financial position of Warren G. Towne, Sole Proprietor at December 31, 2011, and the results of their operations, and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

Raymond C. Ladd, C.P.A.

225 E. Fairmount Ave.
Milwaukee, WI 53217

Phone: 414-961-1040
Fax: 414-962-3146

WARREN G. TOWNE, SOLE PROPRIETOR

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash and cash equivalents (Note 1)	$ 50,980
	$ 50,980

LIABILITIES AND OWNERS' EQUITY

Total owners' equity	$ 50,980
	$ 50,980

See Notes to Financial Statements.

WARREN G. TOWNE, SOLE PROPRIETOR

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2011

Revenues	
Commissions	$ 13,381
Interest	62
Total revenue	13,443
Expenses	
Professional Services	500
Licenses and fees	540
Total expenses	1,040
Net income	$ 12,403

See Notes to Financial Statements.

WARREN G. TOWNE, SOLE PROPRIETOR

STATEMENT OF OWNERSHIP EQUITY

YEAR ENDED DECEMBER 31, 2011

	Ownership Equity
Balance (deficit), December 31, 2010	$ 38,577
Net income - 2011	12,403
Owner draws - 2011	(0)
Balance (deficit), December 31, 2011	$ 50,980

See Notes to Financial Statements.

WARREN G. TOWNE, SOLE PROPRIETOR

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2011

Subordinated liabilities at January 1	$	-0-
Increases (decreases)		-0-
Subordinated liabilities at December 31	$	-0-

See Notes to Financial Statements.

WARREN G. TOWNE, SOLE PROPRIETOR

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:	
Net income (loss)	$ 12,403
Net cash provided by operating activities	12,403
Ownership equity draw	(0)
Increase (decrease) in cash and cash equivalents	12,403
Cash and cash equivalents:	
Beginning	38,577
Ending	$ 50,980

See Notes to Financial Statements.

WARREN G. TOWNE, SOLE PROPRIETOR

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

Note 1: Summary of Significant Accounting Policies

Warren G. Towne, Sole Proprietor is a registered broker-dealer with the Securities and Exchange Commission. The Company is a broker-dealer whose business consists exclusively of the distribution of shares of registered open end investment companies or unit investment trusts. Substantially all commissions earned are received from the investment companies. The Company holds no funds or securities for, nor owes funds or securities to, its customers.

SUPPLEMENTAL INFORMATION

INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTAL INFORMATION

February 4, 2012

Warren G. Towne, Sole Proprietor
595 Sunset Lane
Fond du Lac, Wisconsin

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole of Warren G. Towne, Sole Proprietor for the year ended December 31, 2011, which are presented in the preceding section of this report. The supplemental information presented hereinafter is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. Such information has been subjected to the audit procedures applied in the audits of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raymond C. Ladd, CPA

WARREN G. TOWNE, SOLE PROPRIETOR

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2011

Net capital:	
Total ownership equity	$ 50,980
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-0-
Total capital and allowable subordinated liabilities	50,980
Less non-allowable assets:	
Other assets	-0-
Net capital	$ 50,980
Minimum net capital required	$ 5,000
Ratio: Aggregate indebtedness to net capital	0 to 1

Reconciliation with Company's computation

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 50,980
Net Audit Adjustments subsequent to submission of Focus report	-0-
	$ 50,980

WARREN G. TOWNE, SOLE PROPRIETOR

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2011

Warren G. Towne, Sole Proprietor is in compliance with the exemptive provisions of SEC Rule 15c3-3 as of December 31, 2011, and no facts have come to our attention indicating that such conditions had not been complied with during the yer ended December 31, 2011.

INDEPENDENT AUDITORS' REPORT ON THE
INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

February 4, 2012

Warren G. Towne, Sole Proprietor
595 Sunset Lane
Fond du Lac, Wisconsin

In planning and performing our audit of the financial statements of Warren G. Towne, Sole Proprietor for the year ended December 31, 2011, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Warren G. Towne, Sole Proprietor that we considered relevant to the objectives stated in Rule 17a-5(g) (1) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(11) and (2) procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures, followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Warren G. Towne, Sole Proprietor is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3,that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Raymond C. Ladd, CPA

Form SIPC-3 FY 2011

Certification of Exclusion From Membership.
TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2011** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) *the sale of variable annuities;*
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:
Interest on Assessments.
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DONE 1-11-2011